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                                                                          PROGEN
                                                              INDUSTRIES LIMITED


NEW CANCER TREATMENTS, NEW HOPE

                                                               ASX: PGL
                                                             NASDAQ: PGLAF

                                                             14 JUNE 2006

CONTENT
----------------------------------------------------------------------

     -    PLATFORM TECHNOLOGY
     -    ENABLING CAPABILITIES
     -    DRIVING VALUE CREATION & CAPTURE

                Bringing oncology solutions to patients

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                                             We are focused on effective and
                                             efficient drug development
                                             approaches that together lead to
                                             timely commercialisation


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Progen's core competitive advantage is based on a unique set of integrated drug development capabilities
----------------------------------------------------------------------

     As one of Australia's most established biotechnology companies, Progen has created a powerful engine to drive new drug development to commercialisation:

     -    The platform: a decade of angiogenesis research
     -    The foundation: a world-class position in glycomics-based drug design
     -    Enabling capabilities focused on oncology:

          -    Pre-clinical development
          -    Regulatory affairs
          -    Clinical development
          -    Biopharmaceutical manufacturing


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Progen's drug development capabilities . . .
----------------------------------------------------------------------

DISCOVERY > PRE-CLINICAL > PHASE I > PHASE II > PHASE III > REGULATORY APPROVAL > COMMERCIALISATION >

> DISCOVERY & PRE-CLINICAL DEVELOPMENT >

                > CLINICAL DEVELOPMENT: PHASE I & II >

              > REGULATORY: IND, SAFETY MONITORING & REPORTING >

            > MANUFACTURING: PROCESS DEVELOPMENT, SCALE-UP & COMMERCIALISATION >

------------------------------------->- - - - - - - - - - ->...................>

Core objectives:
     -    drive the commercialisation of lead compound PI-88
     -    expand the portfolio of marketable technologies
     -    form a long-term sustainable business


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Progen's core capabilities form the foundation of its product pipeline and its value creation potential
----------------------------------------------------------------------

COMPOUND                           DISCOVERY  PRECLINICAL  PHASE I  PHASE II  PHASE III
PI-88 - resectable liver cancer    ----------------------------------------------|
PI-88 -melanoma                    ------------------------------------------|
PI-88 -lung cancer (NSCLC)         ------------------------------------------|
PI-88 -multiple myeloma            ------------------------------------|
PI-88 -prostate cancer             ------------------------------------|
PI-166 -unresectable liver         --------------------------------|
500 series -solid tumours          -------------------|
500 series -ocular                 --------------------|
500 series -inflammation           --------------|
2000 series: many indications      --------|
3000 series: many indications      --------|

     -  accelerating the commercialisation of PI-88
     -  expanding the pipeline
     -  leveraging core capabilities


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Progen is about to significantly reduce the
commercialisation risk of PI-88
----------------------------------------------------------------------

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                  Disease & compound characteristics drive clinical trial timing

Source: Nature Reviews: Drug Discovery, August 2004
        ------------------------------


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

PI-88 - Our lead clinical development compound
----------------------------------------------------------------------

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                                   -    PI-88 is  a  novel  cancer  technology
                                        currently in Phase II clinical trials and proceeding to Phase III

                                   -    PI-88 controls  tumour  growth  by
                                        limiting new blood vessel formation and is applicable for the treatment of many cancers

                                   -    PI-88 also  limits  cancer  spreading
                                        (metastasis), a unique second mode of action for this anti-angiogenesis compound

                                   -    The anti-angiogenesis  class  of
                                        compounds  (e.g.,  Avastin,  Nexavar,
                                        Sutent, PI-88) is estimated to generate up to $10 billion in sales by 2010

                                   -    Avastin, launched last year,  is now
                                        at a $1.3 billion global annual sales
                                        rate. WSP at approximately US$5,000 per
                                        month


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Over 17,000 doses of PI-88 have been administered
to 400 patients so far
----------------------------------------------------------------------

Phase               Indication                                   Status        Patients
Healthy Volunteers  IV                                          Completed         24
Healthy Volunteers  SC crossover                                Completed         22
Phase I             Advanced Cancers - IV                       Completed         14
Phase I             Advanced Cancer - IV Asian                  Completed          9
Phase I             Advanced Cancers - SC                       Completed         42
Phase Ib            Advanced Malignancies - with chemo          Completed         16
Phase II            Multiple Myeloma                            Completed         19
Phase II            Advanced Melanoma                           Completed         44
Phase II            Advanced Prostate Cancer                    Ongoing        Up to 90
Phase II            Metastatic Melanoma (first-line treatment)  Ongoing        Up to 118
Phase II            Advanced Lung Cancer (NSCLC)                Ongoing          100
Phase II            Primary Liver Cancer (post surgery)         Ongoing          172
                                                              TOTAL Target       670


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Late-stage melanoma survival: PI-88** compared
to DTIC & Temozolomide*
----------------------------------------------------------------------

                                 6 Mo           Median
                                Survival     Survival (Mo)
               -------------------------------------------
               PI-88               80%            9.0
               -------------------------------------------
               DTIC                51%            6.4
               Temozolomide        61%            7.7
               -------------------------------------------

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*  Middleton et al, J. Clin. Oncol., 2000, 18, 158
** Progen presentation at 2005 ASCO


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Selecting the indication for Phase III clinical development
----------------------------------------------------------------------

     - Progen's current clinical development focus includes primary liver cancer - we know the disease, key opinion leaders, and the market

     - There is a high unmet need amongst patients who have had primary liver cancer tumours removed:
          -    High recurrence rate - 50% in 12-15 months
          -    Short survival rate - 50% within 3 years
          -    No treatment alternatives
          -    No drugs in clinical trials

     -    Excellent fit with PI-88's mode of action:
          -    High impact of limiting new tumour blood vessel formation
          -    High impact of restricting metastasis

     -    Ability to conduct clinical trials efficiently and cost-effectively

     -    FDA support for accelerated registration

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                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Recent FDA guidance provides the foundation for a considerable reduction in time to PI-88 registration
----------------------------------------------------------------------

- For primary liver cancer, the FDA will require only a single Phase III trial rather than the usual two pivotal studies
     -    Saves  money
     -    Saves  time

- The FDA has suggested that Progen use stage I of its current two-stage Phase II trial in primary liver cancer to support a Phase III trial design
     -    Saves money
     -    Saves time

- The FDA has informed Progen that accelerated approval for primary liver cancer will be based on recurrence-free survival rather than overall survival

-    The FDA has requested that Progen employ the Special Protocol Assessment
     (SPA) system to lock down trial design, sample size, end-points, and timings to optimise the registration process


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Liver cancer is the primary cause of cancer death in Asia
and it is growing in Europe and in the Americas
----------------------------------------------------------------------

-    677,000 new cases of liver cancer diagnosed per year globally**

-    Hepatitis B&C lead to development of liver cancer

Our Phase III program will focus on the countries with the largest economic impact*

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               *economic impact = number cases multiplied by country's per capita GDP. These countries account for over 80% of liver cancer economic impact and 60% of all liver cancer cases

** Cancer Facts & Figures 2005, American Cancer Society


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Launch Phase III by mid 2007
----------------------------------------------------------------------

           Q306           Q406           Q107           Q207
   J    J    A    S    O    N    D    J    F    M    A    M    J    J

Protocol planning
-    Global clinical advisory board
-    Design of statistics
-    Assessment of resources
-    Submitting SPA to FDA and incorporating response/s
-    Co-ordinate with regulatory agencies

-    SPA approved
-    Recruit clinicians and clinical centres

     Ethics committees approve protocol

Manufacturing
-    cGMP standards
-    CMC package compiled for FDA

     CMO sulfation PI-88

     Over 100,000 doses of PI-88 filled

     Trial Start

                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Key 12 month Progen milestones
----------------------------------------------------------------------

    Q3 06     Liver cancer trial design completed

    Q4 06     Conclude recruitment in PI-166 Phase I trial

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                           Q1 07     Liver Phase II data
                                     Lung Phase II data

                           Q2 07     Launch of Phase III
                                     liver cancer trial


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Progen's focus is on speed to market to
Maximize value-capture potential
----------------------------------------------------------------------

     - We have chosen an indication that can be taken forward quickly, cost-effectively and efficiently, with the highest possible chance of success

     -    We continue to assess all partnering opportunities in parallel
          -    Global licensing to pharma/biotech
          -    Co-development split by territory or by indication
          -    Option agreements to opt-in and out of future development
          -    Co-promotion in appropriate territories
          -    Distribution agreements for territories

     - The key is not to let the deal logistics "get in the way" of speed to market


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Value creating events in cancer drug development
----------------------------------------------------------------------

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The longer you can hold 100% of the value of the product, the better...


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

What types of deals at what time point?
----------------------------------------------------------------------

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                                                     < Distribution agreements >

                                        < Sales and marketing and co-promotion >

                          < Clinical co-development by indication or territory >

<Global licensing-any time but higher probability at value creating time points>

                                      TIME


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Vision
----------------------------------------------------------------------

2005

Leading Australian biotech with strong clinical development expertise moving into Phase III

Focus and expand on clinical development strengths with new products

FUTURE

Leading global biopharma company with sustainable pipeline of products


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Building a sustainable future
----------------------------------------------------------------------

-    Focus on speed to market for PI-88 for value optimisation

- Continue to expand our pipeline with our drug discovery efforts; currently our drug design team has 300+ compounds in development

- Expand our pipeline through in-licensing products and pursuing M&A opportunities

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                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Financial position & register statistics
----------------------------------------------------------------------

Cash position at 31 December 2005                           $20.54 M

Anticipated average burn rate per month                      $750 K
(12 months to 31 December 2006)

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                                          fully paid ordinary shares on issue:
                                                                    40,589,793

                                                    approx. 50% held by top 20

                                                   approx. 70% held by top 100


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

Safe Harbour Statement
----------------------------------------------------------------------

This presentation contains forward-looking statements that are based on current management expectations.

These statements may differ materially from actual future eventsor results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission.

Moreover, there can be no assurance that clinical data will remain scientifically, medically or commercially relevant or that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.


                                                                          PROGEN
                                                              INDUSTRIES LIMITED

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New cancer treatments, new hope